Exhibit 99.1

EMA Approves New Storage Option for Pfizer-BioNTech Vaccine, Easing Distribution and Storage of Doses Across European Union

•	New stability data show vaccine can be stored at -25°C to -15°C for a total of two weeks and support decentralized distribution plans for vaccination at general practitioners’ offices
•	Label update offers greater flexibility for distributing, storing and administering the vaccine within the European Union

New York and Mainz, Germany, March 26, 2021 — Pfizer Inc. (NYSE: PFE) and BioNTech SE (Nasdaq: BNTX) announced today that the European Medicines Agency (EMA) approved storage of COMIRNATY® at -25°C to -15°C for a total of two weeks based on data showing the stability at these temperatures in standard pharmaceutical freezers. The new data is a testament to the companies’ ongoing commitment to developing this vaccine further and collecting data in order to support broader and more flexible vaccine distribution and inoculation.

With this approval, the COMIRNATY vials can be stored in all 27 European Union (EU) member states at these updated temperatures for a total of two weeks alternatively to the storage at ultra-low temperatures. It marks an important milestone in the vaccine roll-out, as it could allow storage in pharmacies to support vaccinations at local practices/doctors’ offices. By enabling more individuals to store and administer the vaccine, the approval will help broaden the access, while limiting strain on larger vaccination centers.

“From the beginning our goal was to make our vaccine broadly available to people around the world. This approval by the EMA will enable us to access important additional channels to distribute and administer our vaccine,” said Ugur Sahin, CEO and Co-founder of BioNTech. “It comes at an important point in time, as governments now have more flexibility to move from inoculations in vaccination centers to a more decentralized vaccine roll-out through local doctors and general practitioners to accelerate our path out of the pandemic.”

“We appreciate the collaboration with the EMA and other regulatory agencies around the world as we work to ensure our vaccine can be shipped and stored under increasingly flexible conditions,” said Albert Bourla, Chairman and Chief Executive Officer, Pfizer. “This new storage option in Europe will help make the vaccine even more accessible to people across the continent, another important step as we continue our global fight against this virus.”

The vaccine, which is based on BioNTech’s proprietary mRNA technology, was developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder in the European Union, and the holder of emergency use authorizations or equivalent in the United States, United Kingdom, Canada and other countries in advance of a planned application for full marketing authorizations in these countries.

AUTHORIZED USE IN THE EU:

COMIRNATY® ▼ (the Pfizer-BioNTech COVID-19 vaccine) has been granted conditional marketing authorisation by in the EU to prevent coronavirus disease 2019 (COVID-19) in people from 16 years of age. EMA’s human medicines committee (CHMP) has completed its rigorous evaluation of COMIRNATY®, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available.

IMPORTANT SAFETY INFORMATION:

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Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine.

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The efficacy, safety and immunogenicity of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of COMIRNATY® may be lower in immunosuppressed individuals.

•	As with any vaccine, vaccination with COMIRNATY® may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of vaccine.
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In clinical studies, adverse reactions in participants 16 years of age and older were injection site pain (> 80%), fatigue (> 60%), headache (> 50%), myalgia and chills (> 30%), arthralgia (> 20%), pyrexia and injection site swelling (> 10%) and were usually mild or moderate in intensity and resolved within a few days after vaccination. A slightly lower frequency of reactogenicity events was associated with greater age.

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There is limited experience with use of COMIRNATY® in pregnant women. Administration of COMIRNATY® in pregnancy should only be considered when the potential benefits outweigh any potential risks for the mother and fetus.

•	It is unknown whether COMIRNATY® is excreted in human milk.
•	Interactions with other medicinal products or concomitant administration of COMIRNATY® with other vaccines has not been studied.
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For complete information on the safety of COMIRNATY® always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website.

The black equilateral triangle denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to EudraVigilance or directly to BioNTech using email medinfo@biontech.de, telephone +49 6131 9084 0, or via the website www.biontech.de.

About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice

The information contained in this release is as of March 26, 2021. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162 mRNA vaccine program, the mRNA platform and regulatory pathway and COMIRNATY®, the Pfizer-BioNTech COVID-19 Vaccine (BNT162b2) (including a label update to the EU Prescribing Information which would enable the vaccine to be stored at -25°C to -15°C, standard freezer temperature, for a total of two weeks, qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including the in vitro and Phase 3 data), including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies or in larger, more diverse populations upon commercialization; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when a Biologics License Application for BNT162b2 may be filed in the U.S. and whether and when other biologics license and/or emergency use authorization applications may be filed in particular jurisdictions for BNT162b2 or any other potential vaccines that may arise from the BNT162 program, and if obtained, whether or when such emergency use authorization or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including a potential Biologics License Application in the U.S.) or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners or third-party suppliers; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s ultra-low temperature formulation, two-dose schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine; our expectations regarding the potential characteristics of BNT162b2 in our clinical trials and/or in commercial use based on data observations to date; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on efficacy data of BNT162b2 in our clinical trials; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimates for 2021. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report for the Three and Nine Months Ended September 30, 2020, filed as Exhibit 99.2 to its Current Report on Form 6-K filed with the SEC on November 10, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:

Media Relations

Andrew Widger

+44 1737 330909

Andrew.Widger@Pfizer.com

Investor Relations

Chuck Triano

+1 (212) 733-3901

Charles.E.Triano@Pfizer.com

BioNTech Contacts:

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de